United States securities and exchange commission logo





                             November 16, 2021

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Incorporated
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed November 1,
2021
                                                            File No. 333-260655

       Dear Mr. Kras:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed November 1, 2021

       Risk Factors
       Our relationships with customers are based on purchase orders rather than long-term purchase commitments, page 8

   1. We note that you have added risk factor disclosure describing your use of purchase orders rather than long-term
purchase commitments with your customers. We further note
                                                        revisions to your
disclosure on page 41 that discusses your contract growing relationships and your use of such
contract growers to handle purchase orders received from your customers. Please
revise to better harmonize your disclosures in both sections, as certain statements do not
appear to be consistent. For instance:
                                                            On page 41 you
state that orders are placed with the contract growers based on purchase orders
you receive from your customers and the proximity of the contract
 James E. Kras
FirstName LastNameJames   E. Kras
Edible Garden AG Incorporated
Comapany 16,
November  NameEdible
              2021    Garden AG Incorporated
November
Page 2    16, 2021 Page 2
FirstName LastName
              grower to the specific customer, and that the contract grower determines the quantity sown based on the minimum purchase orders received, whereas on page 8 you state that "in some cases [you] start sowing [your] products in advance of receiving purchase orders for those products."
                On page 41 you state that the contract grower bears the inventory risk, risk of loss and other cost if it over sows a specific crop, whereas on page 8 you state that if you grow more products than you are able to sell to customers, you will incur losses and your results of operations and financial condition will be harmed.
Capitalization, page 21

2. We note your revisions and response to prior comment 18. Please further revise to remove the line item for "accounts payable and other accrued expenses" since it is not a part of capitalization. In addition, revise to provide the number of shares outstanding pro forma, as well as, pro forma as adjusted in your common stock caption. Dilution, page 21

3. We note your revisions and response to prior comment 19. However, please explain to us why your historical net tangible book value does not equal the $(4,422) total stockholders'
         deficit on your June 30, 2021 balance sheet on page F-22.
Business
Overview, page 36

4. We note your revisions in response to prior comments 5 and 21, which include the following statement on page 41 regarding your Zero-Waste Inspired packaging innovations: "Using this [CO2 laser micro-perforation] technology, cilantro, for example, is in good quality after 11 days, while it would be in poor quality after seven days in other packaging." Please further revise this statement to indicate whether, and if so how, you have tested or measured your product life and/or quality using various packaging methods, and indicate the scope of your products tested, to provide the basis for your competitive claim.
Production and Properties, page 41

5.       Please address the following with respect to these statements on page
41:
             "Consistent year round growing that adheres to our stringent sustainability protocols occurs in our owned and contracted greenhouse locations in California, Florida,
             Indiana, New Jersey, New York, Michigan, Ohio and Wisconsin, that can service
             approximately 55% of the country   s population." Please revise to
describe how you
             developed your estimate regarding your current service reach and/or market access, and provide the source(s) upon which you are basing your estimate as well as any material assumptions and limitations associated therewith.
 James E. Kras
Edible Garden AG Incorporated
November 16, 2021
Page 3
                "We develop long term contract growing relationships that require our herbs and produce to be grown in strict accordance with our proprietary grow process, but have no formal long-term contracts with these growers." Please explain the basis for classifying your growing relationships as "long term" when you indicate that you do not enter "formal long-term contracts" with these growers. Tell us whether you have formal written contracts with the growers in these locations, and in an appropriate place(s) in the prospectus, revise to describe more clearly the material terms of such contracts, if any, including the nature and scope of the agreements and each party's rights and obligations thereunder, as well as the term and termination provisions. Also, please file representative versions of these agreements as exhibits or provide your analysis identifying how you determined that these agreements do not need to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

                "We are currently party to an ongoing arrangement with our predecessor company,
              Edible Garden Corp., whereby we make lease payments of approximately $15,300 per month to the lessor of the land on which our flagship facility is built and for which our predecessor company is the lessee. We do not have a lease in place directly with the lessor of the property that gives us the right to operate the property, although we have been operating under this arrangement with the lessor for more than one year and do not expect to lose access to the property." On page 41 and in the corresponding summary risk and risk factor disclosure you have added on pages 3 and 7, respectively, please revise to indicate the nature and term of the "ongoing agreement" with your predecessor company, such as whether you have executed a sub-lease, and describe any other material provisions of the agreement. Please file the sub-lease or other written agreement, if any, as an exhibit pursuant to Item
              601(b)(10) of Regulation S-K, or provide us with an analysis explaining why you believe such agreement need not be filed.

            We note that your flagship facility in New Jersey includes a 20,000 square foot packhouse "which is under construction." Please indicate the current status of this construction project and estimated completion date. Quantify and disclose any material expenditures related to this project to date, as well as any anticipated material costs to complete the packhouse. Confirm whether the lessor of your
FirstName LastNameJames
          flagship propertyE.is Kras
                                aware of the packhouse construction project and
whether you
Comapany anticipate
          NameEdible theGarden   AG Incorporated
                         construction  project may have any material impact on
your ability to
          maintain  your
November 16, 2021 Page 3  access to the property.
FirstName LastName
 James E. Kras
FirstName LastNameJames   E. Kras
Edible Garden AG Incorporated
Comapany 16,
November  NameEdible
              2021    Garden AG Incorporated
November
Page 4    16, 2021 Page 4
FirstName LastName
Intellectual Property, page 44

6. We note your response to prior comment 24. We refer you to the last sentence of that comment, which we reissue with respect to your three pending patent applications.
Our Sustainability Plan - Renew, Reuse, Recycle & Innovate, page 45

7. We note your revisions made in response to prior comment 25. Such revisions include the following statement in the Environment subsection on page 45: "We intend to migrate to alternative fuel vehicles for our shipping needs. We commit to be carbon neutral by 2030, meaning that any carbon dioxide released into the atmosphere from our business activities will be balanced by an equivalent amount being removed." Please tell us whether this statement regarding "[your] business activities" encompasses the operations of your suppliers and other business and distribution partners who support your operations. To the extent that the statement does not include such operations, please revise your disclosure to clarify the aspects of your business that are included in this statement. In this regard, we also note your revised statements on pages 1 and 36 that describe your focus on reducing your carbon footprint by attempting to ship your products in full truck loads, thus eliminating multiple deliveries and decreasing the excess emission of greenhouse gases that would result from many partially full trucks delivering your products. However, statements on pages 2, 38, and 42 seemingly indicate that while your business model allows you to reduce transportation food miles, reduce fuel costs, and lower emissions related to food transportation, you ship your products both into major population
         demographic centers and also to big box retailer   s distribution
centers because they "have
         a wider network than [you]." Ostensibly, your partners then ship your products over additional "food miles" in trucks that may not meet your own alternative fuel or emissions goals.
Certain Relationships and Related Party Transactions
Working Capital Funding from Executive Officers, page 52

8. Refer to the paragraph of this section preceding the table listing promissory/demand notes you have entered into since inception with certain of your officers for working capital purposes. In such paragraph, you state that as of October 22, 2021, you owe your Chief
         Financial Officer $619,460 represented by promissory notes. As these promissory notes do not all appear to be included in the table, and you have indicated in Use of Proceeds that you may use part of the proceeds received in this offering to repay these promissory notes, please revise your disclosure to clarify the interest rate, if applicable, and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.
Director Compensation, page 52

9. Page 52 refers to letter agreements you have with your director nominees. Please file such letter agreements as exhibits, or explain why you do not believe such filing is required.
         Refer to Item 601(b)(10) of Regulation S-K.
 James E. Kras
Edible Garden AG Incorporated
November 16, 2021
Page 5
Description of Securities
Common Stock, page 54

10. We note that the forum selection provision contained in your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action.
           Please disclose whether this provision applies to actions arising under the Securities
            Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
            Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
            Act or the rules and regulations thereunder. Please revise your disclosure to describe the exclusive form provision, discuss its risks and other impacts on investors, and address any uncertainty about the applicability of the provision. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
           If this provision does not apply to actions arising under the Securities Act or
            Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
            Exchange Act.
Financial Statements
Note 9. Leases, page F-17

11. We note your revisions and response to prior comment 33. Please address the following related to your facility arrangement. Revise your disclosures where necessary.

                 Describe to us the components and the parties involved in this arrangement, including the land and the respective facilities, and their respective owners and lease arrangements. Also tell us which property relates to your $3.0 million leasehold improvements as disclosed in Note 5 on page F-13.
              Describe to us your arrangements related to the 20,000 sq. ft packhouse that is under
               construction.
              Describe to us your rights and obligations under this
arrangement, the term under the
               arrangement, as well as your analysis as to whether you would qualify as a sublessee under ASC 842. If this is a month-to-month arrangement for you, please prominently
FirstName LastNameJames
               disclose that fact.E. Kras
Comapany      Reconcile
               NameEdible forGarden
                              us the monthly payment of $15,300 to the short
term lease expenses
                                      AG Incorporated
               you disclosed on F-17 and F-36, which appear to result in higher per month
November 16, 2021 Page 5
               expenses.
FirstName LastName
 James E. Kras
FirstName LastNameJames   E. Kras
Edible Garden AG Incorporated
Comapany 16,
November  NameEdible
              2021    Garden AG Incorporated
November
Page 6    16, 2021 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Margaret K. Rhoda, Esq.